Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2023 Unaudited Financial Results

-- Second Quarter Total Loan Origination Volume Grew 77.8% to RMB24.0 billion --

-- Second Quarter Net Revenue Grew 57.4% to RMB 1,277.8 million --

-- Second Quarter Net Income Grew 28.6% to RMB 326.3 million --

SHANGHAI, China, August 21, 2023 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Operational and Financial Highlights:

•
Loan origination volume1 was RMB24.0 billion (US$ 3.3 billion), representing an increase of 77.8% from the same period of 2022.

•
Average borrowing amount per borrowing was RMB10,368 (US$1,430), representing an increase of 16.0% from the same period of 2022.

•
Repeat borrowing rate2 increased to 70.1% from 67.8% in the same period of 2022.

•
Net revenue was RMB1,277.8 million (US$176.2 million), representing an increase of 57.4% from the same period of 2022.

•
Income from operations was RMB369.3 million (US$50.9 million), representing an increase of 7.2% from the same period of 2022.

•
Net income was RMB326.3 million (US$45.0 million), representing an increase of 28.6% from RMB253.8 million in the same period of 2022.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “Reflecting on the second quarter of 2023, I am pleased to report that we delivered another quarter of robust performance characterized by the refinements to our borrower base, enhancements to our profit margins, and optimizations to our cost structures. Notably, our loan origination volume recorded a growth of 77.8%, while our net revenue grew by 57.4% compared to the same quarter of 2022. The expansion and optimization of our network of key financial institution partners were fundamental to our achievements during this quarter . These efforts have not only accelerated our loan volume growth for the quarter but also have solidified our continuous access to funding, positioning us optimally for future opportunities. ”

1 “Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

“In addition, our commitment to borrower acquisition, paired with our strategic initiatives to elevate the quality of our borrower portfolio, has set a foundation for sustainable and high-quality growth. As such, even amidst slight market risk fluctuations this quarter, our risk metrics have consistently maintained their stability. Looking ahead, bolstered by our current growth trajectory and confidence in our strategic direction, we are now adjusting our full year forecast upwards to RMB85 billion.”

Second Quarter 2023 Financial Results

Net revenue was RMB1,277.8 million (US$176.2 million), representing an increase of 57.4% from the same period of 2022.

Revenue from loan facilitation services was RMB924.9 million (US$127.5 million), representing an increase of 24.5% from the same period of 2022. The increase was primarily due to increased loan origination volume from the Company’s institutional funding partners.

Other revenue was RMB352.9 million (US$48.7 million), compared with RMB69.0 for the same period of 2022. The increase was mainly driven by the growth in revenue from individual investor referral services and guarantee income from financial guarantee services.

Origination and servicing expense was RMB355.8 million (US$49.1 million), compared with 128.3 million for the same period of 2022, primarily due to increased loan origination volume and expenses related to financial guarantee services.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB13.8 million (US$1.9 million), representing an increase of 97.1% from the same period of 2022, primarily due to the increased loan volume from overseas markets.

Sales and marketing expense was RMB420.7 million (US$58.0 million), representing an increase of 79.0% from the same period of 2022, primarily due to an increase in borrower acquisition expenses.

General and administrative expense was RMB50.1 million (US$6.9 million), representing an increase of 17.6% from the same period of 2022. The Company recorded higher employee compensation and benefit costs due to the increased share-based compensation expenses.

Research and development expense was RMB68.1 million (US$9.4 million), representing an increase of 25.9% from the same period of 2022, primarily due to the higher employee compensation as a result of an increase in research and development headcount.

Income from operations was RMB369.3 million (US$50.9 million), representing an increase of 7.2% from the same period of 2022.

Net income was RMB326.3 million (US$45.0 million), representing an increase of 28.6% from RMB253.8 million in the same period of 2022.

Exhibit 99.1

Basic and diluted net income per share were both RMB1.52 (US$0.21), compared to RMB1.18 in the second quarter of 2022. Basic and diluted net income per ADS were both RMB6.10 (US$0.84), compared to RMB4.72 in the second quarter of 2022. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB288.9 million (US$39.8 million) as of June 30, 2023, compared with RMB340.6 million as of March 31, 2023.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
March 31, 2023	0.91	0.79	0.63	1.40	1.72
June 30, 2023	0.97	0.70	0.66	1.45	1.76

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.10%	5.14%	5.15%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	5.02%	5.08%	5.10%
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	4.12%	4.39%	4.61%	4.76%	4.85%	4.88%
2022Q1	0.74%	1.54%	2.21%	2.77%	3.26%	3.69%	4.01%	4.28%	4.49%	4.63%	4.74%	4.78%
2022Q2	0.59%	1.30%	1.94%	2.56%	3.06%	3.46%	3.81%	4.13%	4.36%	—	—	—
2022Q3	0.74%	1.56%	2.25%	2.92%	3.52%	4.05%	—	—	—	—	—	—
2022Q4	0.71%	1.62%	2.47%	—	—	—	—	—	—	—	—	—

Exhibit 99.1

Business Outlook

The Company expects its loan facilitation volume for the third quarter of 2023 to reach approximately RMB24 billion. In light of the robust performance during the first half of 2023 and the Company’s confidence in its strategic direction, the Company has raised its annual loan facilitation volume outlook for the full year of 2023 to RMB85 billion, up from the previously announced volume of RMB70 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Share Repurchase Plan Update

On June 13, 2022, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022.

On June 7, 2023, the Company’s board of directors approved to extend the share repurchase plan for a period of 12 months, commencing on June 13, 2023 and ending on June 12, 2024. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2024 with an aggregate value not exceeding the remaining balance under the share repurchase plan. As of June 30, 2023, the Company had repurchased approximately 1.8 million of its American depositary shares for approximately US$5.5 million under this share repurchase plan.

Cash Dividend Payment

On July 10, 2023, the Company’s board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per American depositary share (“ADS”). The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on July 28, 2023 (U.S. Eastern Daylight Time) were entitled to these dividends. These shareholders, including Citibank, N.A., the depositary of our ADS program (the “Depositary”), received the payments of dividends on or around August 2, 2023. Dividends to the Company’s ADS holders were paid through the Depositary on or around August 16, 2023, and were subject to the terms of the deposit agreement by and among the Company and the Depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder. The aggregate amount of cash distributed for the dividends was approximately US$21.5 million.

Exhibit 99.1

Environmental, Social and Governance (ESG)

On August 8, 2023, the Company released its 2022 ESG report, which was the Company’s second ESG report, outlining its ongoing efforts in corporate sustainability, ethical business practices, and transparent governance. In the past year, Jiayin not only dedicated to supporting its long-term ESG initiatives but also implemented additional strategic programs and initiatives. These new commitments focus on meeting the needs of our stakeholders and fostering positive and meaningful changes within the communities where the Company operates.

The ESG report is prepared in accordance with the Global Reporting Initiative’s Sustainability Reporting Standards (GRI Standards), with reference to Nasdaq’s ESG Reporting Guide 2.0. To download the full report, please visit the ESG section of the Company’s investor relations website at: https://ir.jiayin-fintech.com/environmental-social-and-governance.

Conference Call

The Company will conduct a conference call to discuss its financial results on Monday, August 21, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIed333918eaac451480b7651b422d3891

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayin-fintech.com/.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	291,018	288,919	39,844
Restricted cash	2,023	2,023	279
Amounts due from related parties	17,750	508	70
Accounts receivable and contract assets, net	1,732,218	1,947,330	268,549
Financial assets receivables	292,342	958,312	132,157
Loan receivables, net	3,151	4,585	632
Prepaid expenses and other current assets[3]	472,830	1,148,083	158,328
Deferred tax assets, net	70,778	73,107	10,082
Property and equipment, net	18,900	25,754	3,552
Right-of-use assets	27,604	12,408	1,711
Long-term investment	90,497	94,923	13,090
Other non-current assets	1,759	1,398	193
TOTAL ASSETS	3,020,870	4,557,350	628,487
LIABILITIES AND EQUITY
Deferred guarantee income	276,518	909,183	125,382
Payroll and welfare payable	81,558	64,938	8,955
Amounts due to related parties	566	716	99
Tax payables	632,825	768,700	106,009
Accrued expenses and other current liabilities[4]	572,135	931,883	128,511
Other payable related to the disposal of Shanghai Caiyin	188,300	4,464	616
Lease liabilities	27,465	11,012	1,519
TOTAL LIABILITIES	1,779,367	2,690,896	371,091
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued as of December 31, 2022 and June 30, 2023; 105,727,404 and 106,740,208 shares outstanding as of December 31, 2022 and June 30, 2023)[5]	—	—	—
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023)[5]	—	—	—
Additional paid-in capital	870,562	889,236	122,631
Treasury stock (2,372,596 and 1,359,792 shares as of December 31, 2022 and June 30, 2023, respectively)	(9,262)	(14,995)	(2,068)
Retained earnings	384,896	990,960	136,660
Accumulated other comprehensive loss	(3,112)	2,986	412
Total Jiayin Group Inc. shareholder's equity	1,243,084	1,868,187	257,635
Non-controlling interests	(1,581)	(1,733)	(239)
TOTAL SHAREHOLDERS' EQUITY	1,241,503	1,866,454	257,396
TOTAL LIABILITIES AND EQUITY	3,020,870	4,557,350	628,487

3 Including security deposits of RMB414,400 and RMB977,790, held in accounts designated by institutional funding partners for provision of the primary guarantee to these funding partners, as of December 31, 2022 and June 30, 2023, respectively.

4 Including security deposits of RMB287,001 and RMB599,342, held by the Company from an asset management company related to the back-to-back guarantee arrangement, as of December 31, 2022 and June 30, 2023, respectively.

5 The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB1,513, nil for 2022Q2 and 2023Q2, RMB5,253 and nil for 2022H1 and 2023H1, respectively)	811,554	1,277,824	176,220	1,322,728	2,399,986	330,973
Operating costs and expenses:
Origination and servicing	(128,283)	(355,815)	(49,069)	(221,685)	(630,054)	(86,888)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(7,042)	(13,815)	(1,905)	(11,062)	(20,520)	(2,830)
Sales and marketing	(235,030)	(420,704)	(58,018)	(383,819)	(801,521)	(110,535)
General and administrative	(42,604)	(50,085)	(6,907)	(83,312)	(96,464)	(13,303)
Research and development	(54,128)	(68,102)	(9,392)	(95,895)	(132,868)	(18,323)
Total operating costs and expenses	(467,087)	(908,521)	(125,291)	(795,773)	(1,681,427)	(231,879)
Income from operation	344,467	369,303	50,929	526,955	718,559	99,094
Interest income, net	339	1,623	224	614	1,983	273
Other (expense) income, net	(11,121)	3,017	416	(6,616)	11,012	1,519
Income before income taxes and income from investment in affiliates	333,685	373,943	51,569	520,953	731,554	100,886
Income tax expense	(82,313)	(45,573)	(6,285)	(127,713)	(123,249)	(16,997)
Income (loss) from investment in affiliates	2,447	(2,029)	(280)	5,227	(2,264)	(312)
Net income	253,819	326,341	45,004	398,467	606,041	83,577
Less: net loss attributable to noncontrolling interest shareholders	(67)	(10)	(2)	(113)	(23)	(3)
Net income attributable to Jiayin Group Inc.	253,886	326,351	45,006	398,580	606,064	83,580
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,070,290	214,026,210	214,026,210	216,085,063	213,877,632	213,877,632
Net income per share:
- Basic and diluted	1.18	1.52	0.21	1.84	2.83	0.39
Net income per ADS:
- Basic and diluted	4.72	6.10	0.84	7.36	11.33	1.56
Net income	253,819	326,341	45,004	398,467	606,041	83,577
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	9,955	6,546	903	9,095	5,970	823
Comprehensive income	263,774	332,887	45,907	407,562	612,011	84,400
Comprehensive loss attributable to noncontrolling interest	(136)	(100)	(14)	(179)	(151)	(21)
Total comprehensive income attributable to Jiayin Group Inc.	263,910	332,987	45,921	407,741	612,162	84,421